Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Company	Percent Owned
Strata Bank	100% owned by the Company
Medway Security Corporation	100% owned by the Bank
Franklin Village Security Corporation	100% owned by the Bank
Service Capital Trust I	100% owned by the Company